Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”) 1805 – 925 West Georgia Street Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 2.	Date of Material Change

July 2, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced that further to its news release on April 26, 2013, the Company has received payment in the amount of CDN$14.85 million as partial payment of the judgment of US$93.84 million granted in favour of First Majestic against Hector Davila Santos (“Hector Davila”) and Minerales y Minas Mexicana, S.A. de C.V. (“MMM”).

Item 5.	Full Description of Material Change

5.1           Full Description of Material Change

See Schedule “A” attached hereto.

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

July 2, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE – AG	July 2, 2013
TSX – FR
Frankfurt – FMV

Payment of CDN$14.85 million Received in Court Litigation

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that further to its news release on April 26, 2013, the Company has received payment in the amount of CDN$14.85 million as partial payment of the judgment of US$93.84 million granted in favour of First Majestic against Hector Davila Santos (“Hector Davila”) and Minerales y Minas Mexicana, S.A. de C.V. (“MMM”). Judgment was initially awarded in the amount of US$86.9 million but was subsequently increased to US$93.84 million to correct an error in the prior assessment. The monies received on June 28th were previously held in a trust account of Hector Davila’s Vancouver lawyers.

The judgment by the Supreme Court of British Columbia in favour of First Majestic in this litigation against Hector Davila and MMM is being appealed by the defendants and thus a final resolution will depend on the outcome of that appeal. Until such times as all appeals by the defendants are determined, the judgment should not be regarded as final.

On June 27, 2013, the Company also received Reasons for Judgment from a Justice of the Court of Appeal for British Columbia ordering Hector Davila and MMM to post security for the remaining trial judgment in the amount of US$79 million, being the approximate difference between US$93.84 less the funds of CDN$14.85 million received or, in the alternative, to post a letter of credit in that amount within 90 days of this order, with liberty to apply for further directions on the form of security, if necessary. In the event that Hector Davila and MMM fail to comply with the order, the Company may apply for an order dismissing the appeal. Hector Davila has seven days from the date of the order in which to initiate an application to vary or discharge this order.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: additional court proceedings and recovery of judgment amounts.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendants’ assets to satisfy the judgment amount.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.